NORTHROP GRUMMAN CORPORATION

EXHIBIT 12(a)

NORTHROP GRUMMAN CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
$ in millions	2009(1)	2008(1)	2007(1)	2006(1)	2005(1)
Earnings:
Earnings (loss) from continuing operations before income taxes	$2,266	$(520)	$2,606	$2,226	$2,001

Fixed Charges:
Interest expense, including amortization of debt premium	281	295	336	346	388
Portion of rental expenses on operating leases deemed to be representative of the interest factor:	183	190	189	174	169

Earnings (loss) from continuing operations before income taxes, less fixed charges	2,730	(35)	3,131	2,746	2,558
Fixed Charges:	464	485	525	520	557

Ratio of earnings to fixed charges(2)	5.9		6.0	5.3	4.6

(1)	Certain prior-period information has been reclassified to conform to the current year’s presentation.

(2)	For the year ended December 31, 2008, the company’s earnings were insufficient to cover fixed charges by $520 million. This loss was entirely due to the non-cash goodwill impairment charge of $3.1 billion recorded during the fourth quarter at Aerospace Systems and Shipbuilding.